UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-42182

PS International Group Ltd.

Unit 1002, 10/F

Join-in Hang Sing Centre

No.2-16 Kwai Fung Crescent, Kwai Chung

New Territories, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

APPOINTMENT OF CHIEF OPERATING OFFICER

On October 7, 2024, PS International Group Ltd. (the “Company”), appointed Mr. Wing Yui Felix Lau as the Chief Operating Officer (the “COO”) of the Company, effective immediately. Mr. Lau will be responsible for overseeing overall strategic and operational management of the Company and report directly to the Chief Executive Officer.

The biographical information of Mr. Lau is set forth below.

Mr. Lau, age 47, is the Company’s Chief Operating Officer. Prior to joining the Company, Mr. Lau served as the Head of Retail Business Department of Tayang Holdings Limited (HKEX:1991), where he led the sales and marketing and product development functions. Prior to that, he served as the Chief Operating Officer and Chief Executive Officer at Sun Cheong Creative Development Holdings Limited (HKEX: 1781), responsible for the general management, sales & marketing, product development, and accounting functions. He also had experiences as Sales and Marketing Director in Homeasy Enterprise Limited and as the Vice President of Heritage Mint (Asia) Limited. Mr. Lau obtained the Master of Commerce (Marketing) from the University of New South Wales and the Bachelor of Business Study from Massey University.

Mr. Lau does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 24, 2024	PS International Group Ltd.

	By:	/s/ Hok Wai Alex Ko
	Name:	Hok Wai Alex Ko
	Title:	Chief Executive Officer and Director

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